Exhibit 99.1

Momo Announces Unaudited Financial Results for the Third Quarter 2017

BEIJING, CHINA, November 28, 2017 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the third quarter 2017.

Third Quarter 2017 Highlights

•	Net revenues increased 126% year over year to $354.5 million.

•	Net income attributable to Momo Inc. increased to $79.1 million in the third quarter of 2017 from $39.0 million in the same period last year.

•	Non-GAAP net income attributable to Momo Inc. (note 1) increased 89% to $93.8 million in the third quarter of 2017 from $49.5 million in the same period last year.

•	Diluted net income per American Depositary Share (“ADS”) was $0.38, compared to $0.19 in the same period last year.

•	Non-GAAP diluted net income per ADS (note 1) was $0.45, compared to $0.24 in the same period last year.

•	Monthly Active Users (“MAU”)[1] were 94.4 million in September 2017, compared to 77.4 million in September 2016

First Nine Months 2017 Highlights

•	Net revenues increased 204% year over year to $931.9 million for the first nine months of 2017.

•	Net income attributable to Momo Inc. was $221.1 million for the first nine months of 2017, compared with $61.5 million during the same period of 2016.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was $258.2 million for the first nine months of 2017, compared with $85.4 million during the same period of 2016.

•	Diluted net income per ADS was $1.07 for the first nine months of 2017, compared with $0.30 during the same period of 2016.

•	Non-GAAP diluted net income per ADS (note 1) was $1.24 for the first nine months of 2017, compared with $0.42 during the same period of 2016.

“We’ve had a good quarter with strong financial performance and progresses in other operational areas”, commented Yan Tang, Chairman and CEO of Momo. “Momo 8.0 allows us to further diversify the social and entertainment offerings on the platform. We are confident that Momo will continue to drive user growth through product innovations, use case expansions as well as a more result driven marketing plan.”

[1]	MAU during a given calendar month is defined as Momo users who accessed the Momo platform through Momo mobile application and utilized any of the functions on the Momo platform for at least one day during the 30-day period counting back from the last day of such calendar month. The active users on Hani, the Company’s stand-alone live video application, were not included in the MAU disclosed herein.

Third Quarter 2017 Financial Results

Net revenues

Total net revenues were $354.5 million in the third quarter of 2017, an increase of 126% from $157.0 million in the third quarter of 2016.

Live video service continued its momentum and generated revenues of $302.6 million in the third quarter of 2017. The rapid growth in live video revenues was contributed by the increase in the quarterly paying users, which was 4.1 million for the third quarter of 2017, as well as, the increase in the average revenues per paying user per quarter.

Value-added service revenues mainly include membership subscription revenues and virtual gift revenues, the latter of which we launched in the fourth quarter of 2016 to enrich communication experience among users. The total value-added service revenues were $26.3 million in the third quarter of 2017, an increase of 45% from $18.1 million during the same period of 2016. The year over year increase was primarily driven by the increase in the number of paying users, and to a lesser extent, the increase in the average revenues per paying user per quarter with the result that we introduced more value-added services to our users. Total paying users of our value-added service were 4.8 million and 3.4 million as of September 30, 2017 and 2016, respectively.

Mobile marketing revenues were $17.4 million in the third quarter of 2017, a decrease of 1% from $17.7 million during the same period of 2016. The slight decrease in mobile marketing revenues was driven by the decrease of our advertisement inventories in the new version of Momo 8.0 which was partially offset by the increase of brand advertising revenues.

Mobile games revenues were $8.0 million in the third quarter of 2017, a decrease of 14% from $9.3 million in the third quarter of 2016. The decrease in game revenues was mainly due to our strategy to defocus on jointly operated games and the decrease in the quarterly paying users.

Cost and expenses

Cost and expenses were $266.3 million in the third quarter of 2017, an increase of 122% from $120.0 million in the third quarter of 2016. The increase was primarily attributable to: (a) an increase in revenue sharing with the broadcasters related to our live video service and virtual gift recipients; (b) an increase in marketing and promotional expenses to enhance our brand awareness, attract users and promote the live video service; (c) an increase in personnel related costs including share-based compensation expenses as a result of the Company’s rapidly expanding talent pool; (d) increased infrastructure related spending, such as short messaging service charges, bandwidth costs and server depreciation costs, driven by more functions introduced on Momo’s platform; (e) an increase in fees to payment channels resulting from a higher volume of cash collection through such channels.

Non-GAAP cost and expenses (note 1) were $251.7 million in the third quarter of 2017, an increase of 130% from $109.5 million during the same period last year.

Income from operations

Income from operations was $89.0 million in the third quarter of 2017, compared to $37.2 million during the same period last year.

Non-GAAP income from operations (note 1) was $103.7 million in third quarter of 2017, compared to $47.7 million during the same period last year.

Income tax expenses

Income tax expenses were $17.2 million in the third quarter of 2017, increased from $1.0 million in the third quarter of 2016. The increase was mainly because we generated higher profit in the third quarter of 2017 and the tax holiday of one of our major profit generating entities changed from 100% exemption to 50% exemption of income tax.

Net income

Net income attributable to Momo Inc. was $79.1 million in the third quarter of 2017, compared to $39.0 million during the same period last year.

Non-GAAP net income (note 1) attributable to Momo Inc. was $93.8 million in the third quarter of 2017, compared to $49.5 million during the same period last year.

Net income per ADS

Diluted net income per ADS was $0.38 in the third quarter of 2017, compared to $0.19 in the third quarter of 2016.

Non-GAAP diluted net income per ADS (note 1) was $0.45 in the third quarter of 2017, compared to $0.24 in the third quarter of 2016.

Cash and cash flow

As of September 30, 2017, Momo’s cash, cash equivalents and term deposits totaled $949.7 million, compared to $651.3 million as of December 31, 2016. Net cash provided by operating activities in the third quarter of 2017 was $104.6 million, compared to $62.9 million for the same quarter of 2016.

First Nine Months 2017 Financial Results

Net revenues for the first nine months of 2017 were $931.9 million, an increase of 204% from $307.0 million in the same period of 2016, primarily driven by the significant increase in net revenues from live video service, value-added service, mobile marketing business, and mobile games.

Net income attributable to Momo Inc. was $221.1 million in the first nine months of 2017, compared to $61.5 million during the same period of 2016.

Non-GAAP net income attributable to Momo Inc. (note 1) was $258.2 million in the first nine months of 2017, compared to $85.4 million during the same period of 2016.

Diluted net income per ADS was $1.07 during the first nine months of 2017, compared to $0.30 in the same period of 2016.

Non-GAAP diluted net income per ADS (note 1) was $1.24 during the first nine months of 2017, compared to $0.42 in the same period of 2016.

Net cash provided by operating activities was $308.0 million during the first nine months of 2017, compared to $111.1 million in the same period of 2016.

Business Outlook

For the fourth quarter of 2017, the Company expects total net revenues to be between $370.0 million and $385.0 million, representing a year-over-year increase of 50% to 56%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Recent Development- resignations and appointment of Board Directors

On November 24, 2017, each of Ms. Sichuan Zhang, Mr. Feng Yu and Mr. Joseph C. Tsai resigned from the Company’s board of directors for personal reasons, effective as of the same date. Upon resignation of these directors, the board of directors of the Company consisted of six members, namely Mr. Yan Tang, Mr. Yong Li, Mr. David Ying Zhang, Mr. Neil Nanpeng Shen, Dr. Dave Daqing Qi and Mr. Benson Bing Chung Tam.

On November 28, 2017, the board of directors of the Company has appointed Mr. Li Wang, the Chief Operating Officer and Co-president of the Company, as a new member of the board. As a result, the board size of the Company has been increased to seven. Mr. Wang joined the Company as its operation director in July 2011. Mr. Wang has been the Company’s Chief Operating Officer since June 2014 and Co-president since April 2017. Prior to joining the Company, Mr. Wang worked at NEC China Co., Ltd. Mr. Wang received his bachelor’s degree in management from Beijing University of Aeronautics and Astronautics in China in 2004.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income attributable to Momo Inc., and diluted earnings per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation. A limitation of using these non-GAAP financial measures is that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Tuesday, November 28, 2017 at 8: 00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong Time on November 28, 2017).

Dial-in details for the earnings conference call are as follows:

International:      +65 6713 5090

U.S. Toll Free:    +1 866 519 4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Passcode:    Momo

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, December 8, 2017. The dial-in details for the replay are as follows:

International:      +61-2-8199 0299

U.S. Toll Free:    +1 855 452 5696

Passcode:    3787669

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application, the Hani mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. For more information, please visit http://ir.immomo.com.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes and our financial outlook for the fourth quarter of 2017.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter of 2017 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the fourth quarter of 2017 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months		First nine months
	ended September 30		ended September 30
	2016	2017	2016	2017
Net revenues:
Live video service	108,595	302,603	182,085	774,597
Value-added service	18,074	26,256	48,536	73,759
Mobile marketing	17,682	17,441	46,609	54,348
Mobile games	9,284	8,024	24,154	28,728
Other services	3,411	129	5,596	483

Total net revenues	157,046	354,453	306,980	931,915
Cost and expenses:
Cost of revenues	(68,762)	(177,967)	(131,244)	(449,079)
Research and development	(8,987)	(13,855)	(23,666)	(32,731)
Sales and marketing	(29,876)	(57,734)	(68,778)	(160,815)
General and administrative	(12,378)	(16,792)	(27,626)	(44,870)

Total cost and expenses	(120,003)	(266,348)	(251,314)	(687,495)
Other operating income	155	897	463	9,371

Income from operations	37,198	89,002	56,129	253,791
Interest income	1,975	6,029	5,455	14,409
Impairment loss on long-term investments	—	—	(306)	(4,386)

Income before income tax and share of income on equity method investments	39,173	95,031	61,278	263,814
Income tax expenses	(1,048)	(17,218)	(1,954)	(46,933)

Income before share of income on equity method investments	38,125	77,813	59,324	216,881
Share of income on equity method investments	879	1,166	2,143	3,863

Net income	39,004	78,979	61,467	220,744

Less: net loss attributable to non-controlling interest	—	(110)	—	(315)

Net income attributable to Momo Inc.	39,004	79,089	61,467	221,059

Net income per share attributable to ordinary shareholders
Basic	0.10	0.20	0.16	0.56
Diluted	0.10	0.19	0.15	0.53
Weighted average shares used in calculating net income per ordinary share
Basic	386,338,146	395,926,878	373,564,700	393,469,398
Diluted	409,603,891	417,066,439	405,049,516	414,884,571

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months		First nine months
	ended September 30		ended September 30
	2016	2017	2016	2017
Net income	39,004	78,979	61,467	220,744
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	(444)	9,021	(3,305)	17,964

Comprehensive income	38,560	88,000	58,162	238,708
Less: comprehensive loss attributed to the non-controlling interest	—	(115)	—	(322)

Comprehensive income attributable to Momo Inc. shareholders	38,560	88,115	58,162	239,030

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

( US dollars in thousands)

	December 31	September 30
	2016	2017
Assets
Current assets
Cash and cash equivalents	257,564	516,719
Term deposits	393,759	433,027
Accounts receivable, net of allowance for doubtful accounts of $nil and $88 as of December 31, 2016 and September 30, 2017, respectively	36,078	31,255
Prepaid expenses and other current assets	32,592	58,848
Deferred tax assets, current	72	—
Amount due from related parties	88	1,129
Short-term investment	—	857

Total current assets	720,153	1,041,835
Property and equipment, net	13,932	31,559
Intangible assets	—	7,403
Rental deposits	920	2,471
Long term investments	31,932	37,759
Deferred tax assets, non-current	208	217
Other non-current assets	2,593	1,862

Total assets	769,738	1,123,106

Liabilities and equity
Current liabilities
Accounts payable	40,457	74,918
Deferred revenue	41,277	46,418
Accrued expenses and other current liabilities	39,965	61,972
Amount due to related parties	8,117	12,107
Income tax payable	3,881	12,757

Total current liabilities	133,697	208,172
Deferred tax liabilities, non-current	—	1,790
Other non-current liabilities	2,022	2,706

Total liabilities	135,719	212,668
Shareholder’s equity (Note a)	634,019	910,438

Total liabilities and shareholder’s equity	769,738	1,123,106

Note a: As of September 30, 2017, the number of ordinary shares issued and outstanding was 397,155,237.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months		First nine months
	ended September 30		ended September 30
	2016	2017	2016	2017
Cash flows from operating activities:
Net income	39,004	78,979	61,467	220,744
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,137	3,220	6,248	7,805
Amortization of intangible assets	—	269	—	452
Share-based compensation	10,512	14,664	23,972	37,171
Share of income on equity method investment	(879)	(1,166)	(2,143)	(3,863)
Impairment loss on long-term investments	—	—	306	4,386
Loss (income) on disposal of property and equipment	1	—	6	(2)
Provision of allowance for doubtful accounts	—	—	—	85
Changes in operating assets and liabilities:
Accounts receivable	(5,050)	6,605	(12,172)	6,287
Prepaid expenses and other current assets	(7,107)	(10,429)	(9,076)	(23,045)
Amount due from related parties	786	(506)	646	(1,019)
Rental deposits	(61)	(27)	(208)	(1,467)
Deferred tax assets	—	—	—	73
Other non-current assets	—	(1,046)	—	(1,827)
Accounts payable	7,230	14,339	20,739	25,960
Income tax payable	—	800	—	8,843
Deferred revenue	6,535	1,966	12,012	3,299
Accrued expenses and other current liabilities	9,623	(5,574)	9,253	19,702
Amount due to related parties	301	2,638	480	3,846
Deferred tax liability	—	(47)	—	(93)
Other non-current liabilities	(154)	(109)	(462)	684

Net cash provided by operating activities	62,878	104,576	111,068	308,021
Cash flows from investing activities:
Purchase of property and equipment	(2,471)	(7,937)	(4,986)	(19,281)
Purchase of intangible assets	—	(228)	—	(228)
Proceeds from disposal of property and equipment	1	1	39	8
Payment for long term investments	(3,001)	(1,350)	(11,530)	(4,979)
Consideration paid for assets acquisition	—	—	—	(2,765)
Purchase of term deposits	(60,501)	(127,781)	(379,878)	(519,749)
Cash received on maturity of term deposits	50,000	99,984	365,313	484,093
Payment for short term investments	—	(855)	—	(855)

Net cash used in investing activities	(15,972)	(38,166)	(31,042)	(63,756)
Cash flows from financing activities:
Proceeds from exercise of options	170	51	308	461
Deferred payment of purchase of property and equipment	(26)	(13)	(319)	(217)
Capital contribution from non-controlling interest shareholder	—	73	—	73

Net cash provided by (used in) financing activities	144	111	(11)	317
Effect of exchange rate on cash and cash equivalents	(478)	7,110	(3,478)	14,573

Net increase in cash and cash equivalents	46,572	73,631	76,537	259,155
Cash and cash equivalent at beginning of period	199,434	443,088	169,469	257,564

Cash and cash equivalent at end of period	246,006	516,719	246,006	516,719

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months				Three months
	ended September 30, 2016				ended September 30, 2017
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Cost and operating expenses	(120,003)	10,512	(a)	(109,491)	(266,348)	14,664	(b)	(251,684)
Income from operations	37,198	10,512	(a)	47,710	89,002	14,664	(b)	103,666
Net income attributable to Momo Inc.	39,004	10,512	(a)	49,516	79,089	14,664	(b)	93,753

	First nine months				First nine months
	ended September 30, 2016				ended September 30, 2017
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Cost and operating expenses	(251,314)	23,972	(c)	(227,342)	(687,495)	37,171	(d)	(650,324)
Income from operations	56,129	23,972	(c)	80,101	253,791	37,171	(d)	290,962
Net income attributable to Momo Inc.	61,467	23,972	(c)	85,439	221,059	37,171	(d)	258,230

Notes:

(a)	Adjustments to exclude share-based compensation of $10,512 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $14,664 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $23,972 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $37,171 from the unaudited condensed consolidated statements.